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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


             Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                             TranSwitch Corporation
                                (Name of Issuer)


                                  Common Stock
                          par value, $0.001 per share
                         (Title of Class of Securities)

                                    894065101
                                 (CUSIP Number)


                                 July 18, 2005
             (Date of Event Which Requires Filing of This Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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

CUSIP No. 894065101                  SCHEDULE 13G                  Page  2 of 11
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1.   Name of Reporting Person:

     Langley Partners, L.P.
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2.   Check the Appropriate Box if a Member of a Group:
                                                                     (a)  [_]
                                                                     (b)  [X]
--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization:

     Delaware
--------------------------------------------------------------------------------
                                5.  Sole Voting Power:         -0-
Number of
Shares                          ------------------------------------------------
Beneficially                    6.  Shared Voting Power:       5,687,179
Owned By                                                       (see Item 4)
Each                            ------------------------------------------------
Reporting                       7.  Sole Dispositive Power:    -0-
Person
With                            ------------------------------------------------
                                8.  Shared Dispositive Power:  5,687,179
                                                               (see Item 4)
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     5,687,179
--------------------------------------------------------------------------------
10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                                          [_]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9):

     5.3%
--------------------------------------------------------------------------------
12.  Type of Reporting Person:

     PN
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

CUSIP No. 894065101                  SCHEDULE 13G                  Page  3 of 11
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1.   Name of Reporting Person:

     Langley Management LLC
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2.   Check the Appropriate Box if a Member of a Group:
                                                                     (a)  [_]
                                                                     (b)  [X]
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3.  SEC Use Only


--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization:

     Delaware
--------------------------------------------------------------------------------
                                5.  Sole Voting Power:         -0-
Number of
Shares                          ------------------------------------------------
Beneficially                    6.  Shared Voting Power:       5,687,179
Owned By                                                       (see Item 4)
Each                            ------------------------------------------------
Reporting                       7.  Sole Dispositive Power:    -0-
Person
With                            ------------------------------------------------
                                8.  Shared Dispositive Power:  5,687,179
                                                               (see Item 4)
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     5,687,179
--------------------------------------------------------------------------------
10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                                          [_]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9):

     5.3%
--------------------------------------------------------------------------------
12.  Type of Reporting Person:

     OO
--------------------------------------------------------------------------------

CUSIP No. 894065101                  SCHEDULE 13G                  Page  4 of 11
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1.   Name of Reporting Person:

     Langley Capital, LLC
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2.   Check the Appropriate Box if a Member of a Group:
                                                                     (a)  [_]
                                                                     (b)  [X]
--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization:

     Delaware
--------------------------------------------------------------------------------
                                5.  Sole Voting Power:         -0-
Number of
Shares                          ------------------------------------------------
Beneficially                    6.  Shared Voting Power:       5,687,179
Owned By                                                       (see Item 4)
Each                            ------------------------------------------------
Reporting                       7.  Sole Dispositive Power:    -0-
Person
With                            ------------------------------------------------
                                8.  Shared Dispositive Power:  5,687,179
                                                               (see Item 4)
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     5,687,179
--------------------------------------------------------------------------------
10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                                          [_]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9):

     5.3%
--------------------------------------------------------------------------------
12.  Type of Reporting Person:

     OO
--------------------------------------------------------------------------------

CUSIP No. 894065101                  SCHEDULE 13G                  Page  5 of 11
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1.   Name of Reporting Person:

     Jeffrey Thorp
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2.   Check the Appropriate Box if a Member of a Group:
                                                                     (a)  [_]
                                                                     (b)  [X]
--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization:

     United States
--------------------------------------------------------------------------------
                                5.  Sole Voting Power:         -0-
Number of
Shares                          ------------------------------------------------
Beneficially                    6.  Shared Voting Power:       6,052,599
Owned By                                                       (see Item 4)
Each                            ------------------------------------------------
Reporting                       7.  Sole Dispositive Power:    -0-
Person
With                            ------------------------------------------------
                                8.  Shared Dispositive Power:  6,052,599
                                                               (see Item 4)
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     6,052,599
--------------------------------------------------------------------------------
10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                                          [_]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9):

     5.6%
--------------------------------------------------------------------------------
12.  Type of Reporting Person:

     IN
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

CUSIP No. 894065101                  SCHEDULE 13G                  Page  6 of 11
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1.   Name of Reporting Person:

     Jeffrey Thorp IRA, Bear Stearns Securities Corp. as Custodian
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2.   Check the Appropriate Box if a Member of a Group:
                                                                     (a)  [_]
                                                                     (b)  [X]
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3.  SEC Use Only


--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization:

     New York
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                                5.  Sole Voting Power:         -0-
Number of
Shares                          ------------------------------------------------
Beneficially                    6.  Shared Voting Power:       365,420
Owned By                                                       (see Item 4)
Each                            ------------------------------------------------
Reporting                       7.  Sole Dispositive Power:    -0-
Person
With                            ------------------------------------------------
                                8.  Shared Dispositive Power:  365,420
                                                               (see Item 4)
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     365,420
--------------------------------------------------------------------------------
10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                                          [_]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9):

     0.4%
--------------------------------------------------------------------------------
12.  Type of Reporting Person:

     OO
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

CUSIP No. 894065101                  SCHEDULE 13G                  Page  7 of 11
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Item 1(a).      Name of Issuer:

                TranSwitch Corporation (the "Company")

Item 1(b).      Address of Issuer's Principal Executive Offices:

                Three Enterprise Drive
                Shelton, CT  06484

Item 2(a).      Name of Persons Filing:

                (i) Langley Partners, L.P. ("Langley L.P."), (ii) Langley Management, LLC, (iii) Langley Capital, LLC, (iv) Jeffrey Thorp IRA, Bear Stearns Securities Corp. as Custodian ("Jeffrey Thorp IRA"), and (v) Jeffrey Thorp ("Thorp," together with Langley L.P., Langley Management, LLC, Langley Capital, LLC and Jeffrey Thorp IRA, the "Reporting Persons")

                Langley Capital, LLC is the general partner of Langley L.P. Thorp is the sole member and manager of Langley Capital, LLC. Langley Management, LLC is the investment manager of Langley L.P. Thorp holds a 99.9% membership interest in Langley Management, LLC and is the sole manager thereof. As a result, each of Langley Management, LLC, Langley Capital, LLC and Thorp are considered to share the power to vote or direct the vote of, and the power to dispose or direct the disposition of, the shares of Common Stock owned of record by Langley L.P. This statement on Schedule 13G shall not be construed as an admission that any of the Reporting Persons (other than Langley L.P.) is the beneficial owner of the Common Stock owned of record by Langley L.P.

                Thorp has the power to vote or direct the vote of, and the power to dispose or direct the disposition of, shares held of record by Jeffrey Thorp IRA. This statement on Schedule 13G shall not be construed as an admission that any of the Reporting Persons (other than Jeffrey Thorp IRA) is the beneficial owner of the Common Stock owned of record by Jeffrey Thorp IRA.

Item 2(b).      Address of Principal Business Office:

                For each Reporting Person:

                535 Madison Avenue, 7th Floor
                New York, NY  10022

Item 2(c).      Citizenship:

                See Row 4 of each Reporting Person's cover page.

Item 2(d).      Title of Class of Securities:

                Common Stock, par value $0.001 per share ("Common Stock"), of the Company

CUSIP No. 894065101                  SCHEDULE 13G                  Page  8 of 11
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Item 2(e).      CUSIP No.

                894065101

Item 3.         Not applicable.

Item 4.         Ownership.

                For Langley L.P., Langley Management, LLC and Langley Capital,
                LLC:

                (a) Amount beneficially owned: 5,687,179 owned of record by Langley L.P.

                (b) Percent of Class: 5.3% (Percentages in this Schedule 13G are based upon the 103,577,055 shares of Common Stock issued and outstanding as reported in Form S-4 filed by the Company on July 13, 2005)

                (c) Number of shares to which each of Langley L.P., Langley Management, LLC and Langley Capital, LLC has:

                      (i)    Sole power to vote or direct the vote: -0-

                      (ii)   Shared power to vote or direct the vote: 5,687,179

                      (iii) Sole power to dispose or to direct the disposition of: -0-

                      (iv) Shared power to dispose of or direct the disposition of: 5,687,179

                For Jeffrey Thorp IRA:

                (a)   Amount beneficially owned:

                      365,420 shares.

                (b)   Percent of class:

                      0.4% of the total outstanding shares of Common Stock.

                (c)   Number of shares to which each of Jeffrey Thorp IRA has:

                      (i)    Sole power to vote or direct the vote: -0-

                      (ii)   Shared power to vote or direct the vote: 365,420

                      (iii) Sole power to dispose or to direct the disposition of: -0-

                      (iv) Shared power to dispose of or direct the disposition of: 365,420

                For Thorp:

                (a)   Amount beneficially owned:

                           6,052,599 shares

CUSIP No. 894065101                  SCHEDULE 13G                  Page  9 of 11
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                (b)   Percent of class:

                           5.6% of the total outstanding shares of Common Stock.

                (c)   Number of shares to which each of Thorp has:

                      (i)    Sole power to vote or direct the vote: -0-

                      (ii)   Shared power to vote or direct the vote: 6,052,599

                      (iii) Sole power to dispose or to direct the disposition of: -0-

                      (iv) Shared power to dispose of or direct the disposition of: 6,052,599

Item 5.         Ownership of Five Percent or Less of a Class.

                If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ].

Item 6.         Ownership of More than Five Percent on Behalf of Another Person.

                Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.

                Not Applicable.

Item 8.         Identification and Classification of Members of the Group.

                Not Applicable.

Item 9.         Notice of Dissolution of a Group.

                Not Applicable.

Item 10.        Certification.

                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 894065101                SCHEDULE 13G                    Page 10 of 11
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   July 26, 20055

                                           LANGLEY PARTNERS, L.P.

                                              By:  LANGLEY CAPITAL, LLC,
                                                   as General Partner


                                                   By: /s/ Jeffrey Thorp
                                                       -------------------------
                                                       Jeffrey Thorp, Manager


                                           LANGLEY MANAGEMENT, LLC


                                              By:  /s/ Jeffrey Thorp
                                                   -----------------------------
                                                   Jeffrey Thorp, Manager


                                           LANGLEY CAPITAL, LLC


                                              By:  /s/ Jeffrey Thorp
                                                   -----------------------------
                                                   Jeffrey Thorp, Manager


                                           JEFFREY THORP IRA, BEAR STERNS
                                           SECURITIES CORP. AS CUSTODIAN


                                              By:  /s/ Jeffrey Thorp
                                                   -----------------------------
                                                   Jeffrey Thorp, Manager


                                           /s/ Jeffrey Thorp
                                           -------------------------------------
                                           Jeffrey Thorp